[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468

Fax: (212) 859-4000

andrew.barkan@friedfrank.com

October 19, 2017

VIA EDGAR

Pamela Long
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Evoqua Water Technologies Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 18, 2017
File No. 333-220785

Dear Ms. Long:

This letter sets forth the response of Evoqua Water Technologies Corp. (formerly EWT Holdings I Corp., the “Company”) to the comment letter, dated October 19, 2017 of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1, filed on October 18, 2017. In order to facilitate your review, we have reproduced the Staff’s comment in its entirety, with the response to the comment set out below the comment.

Concurrently with this correspondence, the Company is publicly filing Amendment No. 4 to its Registration Statement on Form S-1 (the “Amended Registration Statement”). References to page numbers in this letter refer to the pagination of the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

Preliminary Financial Results for the Three Months and Fiscal Year Ended September 30, 2017, page 15

1.              We note, as disclosed on page 71, pro forma net income was $16.8 million for the fiscal year ended September 30, 2016; however, disclosures on pages 17 and 18 indicate pro forma net income was $13.1 million for the fiscal year ended September 30, 2016. In addition, we note the amounts of pro forma interest expense and pro forma income tax expense for the fiscal year ended September 30, 2016 presented in note (2) on page 18 do not agree to amounts presented on page 71. Please revise the disclosures on pages 17 and 18 accordingly.

Response:

The Company has revised the disclosure on pages 17 and 18 of the Amended Registration Statement in response to the Staff’s comment.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:                                Benedict J. Stas (Evoqua Water Technologies Corp.)

Vincent Grieco (Evoqua Water Technologies Corp.)
Meredith Mackey (Fried, Frank, Harris, Shriver & Jacobson LLP)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)